

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 15, 2010

<u>**Via U.S. Mail and Fax (802) 882-4300**</u>
Ms. Frances Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, VT 05676

      RE: Green Mountain Coffee Roasters, Inc.
            Form 10-K for the fiscal year ended September 26, 2009
            Filed November 25, 2009
            File No. 001-12340

Dear Ms. Rathke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Karl Hiller
                            Branch Chief